Exhibit 99.1

Integra LifeSciences to Acquire Derma Sciences Inc. and Announces Preliminary

Fourth Quarter and Full Year 2016 Financial Results and 2017 Outlook

•	Expands regenerative technology capabilities and accelerates advanced wound care strategy with the addition of amniotic tissue-based products

•	Leverages existing sales channel with the addition of a complementary line of advanced wound care products

•	Expects 7% to 8.5% organic revenue growth in 2017

Plainsboro, New Jersey, January 10, 2016 (GLOBE NEWSWIRE) — Integra LifeSciences Holdings Corporation (Nasdaq:IART), a global leader in medical technology, announced today that it has signed a definitive agreement to acquire Derma Sciences Inc. (Nasdaq:DSCI) for a price of $7.00 per share of Derma Sciences common stock in cash.

“Derma Sciences’ amniotic tissue-based platform technology further broadens Integra’s regenerative technology capabilities and builds upon our 3x3 wound care strategy,” said Peter Arduini, Integra’s president and chief executive officer. “The addition of a complementary portfolio of wound care products, including an amniotic product with reimbursement in the wound care channel, allows us to further drive scale in the advanced wound care market.”

Under the agreement, Integra will commence a tender offer to purchase all of the outstanding shares of Derma Sciences common stock for $7.00 per share in cash. Integra will also offer to purchase the outstanding shares of Derma Sciences preferred stock for an amount equal to its liquidation preference per share. The tender offer will be followed by a merger of Derma Sciences with a newly formed subsidiary of Integra. The companies expect to complete the transaction at the end of the first quarter of 2017, subject to customary closing conditions, including U.S. antitrust clearance and the tender of a majority of outstanding shares of Derma Sciences common stock and preferred stock. Integra expects to use its existing credit facility to finance the transaction.

BofA Merrill Lynch acted as exclusive financial advisor and Latham & Watkins LLP acted as legal advisor to Integra.

Preliminary Fourth Quarter and Full Year 2016 Financial Results

Integra is also announcing today that it expects its fourth quarter 2016 total revenue to be approximately $256 million, resulting in full year 2016 revenue of approximately $992 million, at the low end of the previously provided guidance range. Integra expects to report fourth-quarter 2016 organic revenue growth, which excludes the impact of foreign currency changes and revenue from discontinued and acquired products, of approximately 7.0%, and full-year 2016 organic growth of approximately 9.0%.

The Company expects fourth-quarter 2016 GAAP and adjusted diluted earnings per share to be at or above the mid-point of the prior guidance range of $0.32 - $0.35 and $0.50 to $0.53 post-stock split, respectively. This implies full-year 2016 GAAP and adjusted diluted earnings per share at or above the mid-point of the range of $0.91 - $0.94 and $1.73 to $1.77 post-stock split, respectively. At this point during our year-end close activities, the Company is not able to provide a breakdown of the components of the non-GAAP adjustments, but preliminary estimates these to total $0.82 per share.

Operating cash flow, excluding approximately $43 million of accreted interest payments associated with the 2016 Convertible Notes that matured in December 2016, and free cash flow were strong. The Company expects to be slightly above the high end of the previous guidance range for both metrics, above $145 million operating cash flow and above $105 million for free cash flow. The difference between operating cash flow and free cash flow is a preliminary estimate of $40 million for capital expenditures.

2017 Financial Guidance

The Company is also providing preliminary 2017 revenue and adjusted earnings per share guidance for 2017. Integra expects full-year 2017 organic revenue growth to be between 7% and 8.5%. This implies a revenue range of approximately $1.05 billion to $1.07 billion, inclusive of an unfavorable impact from foreign currency of approximately one percent at current exchange rates. Full-year 2017 earnings per share are expected to grow low double digits, exclusive of the unfavorable impact expected from foreign currency. The Company expects full-year 2017 adjusted earnings per share to be in the range of $1.91 – $1.97, taking into account a two cent negative impact from foreign currency. The Company is still in the process of reconciling estimates for full-year 2017 GAAP EPS projections and will provide this information and other additional information when full 2016 financial results are reported on February 22, 2017.

This preliminary 2017 guidance does not include the acquisition of Derma Sciences, Inc., which has not closed. Assuming a closing date at the end of the first quarter of 2017, Integra expects the acquisition to add approximately $65 million in revenue and to be dilutive to adjusted earnings per share by approximately three cents during 2017. The acquisition is expected to turn accretive to adjusted earnings in 2018, and to reach our return on invested capital hurdle by the end of the third year.

Conference Call

Integra will host a conference call to discuss the acquisition of Derma Sciences, Inc. on Wednesday, January 11, 2017 at 9:00 AM ET. Management will also reference a presentation, which will be available on the Investor Relations section of Integra’s Website at www.integralife.com, under events & presentations. This call will contain forward-looking statements and other material information.

Access to the live call is available by dialing (785) 830-1923 and using passcode 1107511. The call can also be accessed via a link provided on the investor relations page of Integra’s website at www.integralife.com. Access to the replay is available through January 16, 2017 by dialing 719-457-0820 and using the passcode 1107511. The webcast will be archived on the website.

About Derma Sciences, Inc.

Derma Sciences is a tissue regeneration company focused on advanced wound and burn care. It is engaged in the development and commercialization of novel proprietary regenerative products derived from placental/birth tissues for use in a broad range of clinical applications including the treatment of complex chronic wounds, acute wounds and localized areas of injury or inflammation, in addition to filling soft tissue defects or voids. The Company also markets TCC-EZ®, a gold-standard total contact casting system for diabetic foot ulcers and Derma Sciences’ MEDIHONEY® product line, the leading brand of honey-based dressings for the management of wounds and burns. The product has been shown in clinical studies to be effective in a variety of indications. Other novel products introduced into the $14 billion global wound care market include XTRASORB® for better management of wound exudate, and BIOGUARD® for barrier protection against microbes and other contaminants. The Company also offers a full product line of traditional dressings. For more information, please visit www.dermasciences.com.

About Integra

Integra LifeSciences Holdings Corporation, a world leader in medical technology, is dedicated to limiting uncertainty for clinicians, so they can concentrate on providing the best patient care. Integra offers innovative solutions, including leading plastic and regenerative technologies, in specialty surgical solutions, orthopedics and tissue technologies. For more information, please visit www.integralife.com.

This news release contains “forward-looking statements”, including statements regarding the proposed transaction and the ability to consummate the proposed transaction. Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the following: statements regarding the anticipated benefits of the proposed transactions contemplated by the definitive agreement by and among Integra, Integra Derma, Inc., a wholly owned subsidiary of Integra (“Integra Derma”) and Derma Sciences (the “Proposed Transactions”); statements regarding the anticipated timing of filings and approvals relating to the Proposed Transactions; statements regarding the expected timing of the completion of the Proposed Transactions; the percentage of Derma’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Proposed Transactions may not be satisfied or waived; the effects of disruption caused by the Proposed Transactions making it more difficult to maintain relationships with employees, vendors and other business partners; stockholder litigation in connection with the Proposed Transactions; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Derma Sciences common stock and preferred stock described in this news release has not commenced. At the time the tender offer is commenced, Integra and Integra Derma will file a Tender Offer Statement on Schedule TO with the SEC and Derma Sciences will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Derma Sciences’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

CONTACT: Integra LifeSciences Holdings Corporation

Investors

Angela Steinway

609-936-2268

angela.steinway@integralife.com

Michael Beaulieu

609-750-2827

michael.beaulieu@integralife.com

Media

Laurene Isip

609-750-7984

laurene.isip@integralife.com

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